SEC File No. 0-23430

                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): /X / Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q
            /  / FORM N-SAR

For Period Ended: December 31, 2003
 / /  Transition Report on Form 10-K
 / /  Transition Report on Form 20-F
 / /  Transition Report on Form 11-K
 / /  Transition Report on Form 10-Q
 / /  Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
___________________________________________________________________________
PART I -- REGISTRANT INFORMATION

South Dakota State Medical Holding Co., Inc, dba DAKOTACARE
___________________________________________________________________________
Full Name of Registrant


___________________________________________________________________________
Former Name if Applicable

1323 South Minnesota Ave.
___________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Sioux Falls, SD  57105
___________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
/X/ filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of March 30, 2004, the Registrant requires additional time to obtain information required by the independent accountants to complete the audit. The information needed is to clarify a letter from a regulatory agency as to the treatment of various items, which were not specifically addressed in the letter because the items were not applicable at the time, but became applicable subsequently. The Registrant is going to meet with the regulatory agency and get a clarification of the items in question, which will be forwarded to the independent accountants and thus allow them to complete the audit. The Registrant is unable to file its Form 10-K on March 30, 2004 without unreasonable effort or expense. The Registrant expects to file its Form
10-K on or before April 14, 2004.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Bruce E. Hanson       (605)                   334-4000
_______________________________________________________________________________
                 (Name)          (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s).        /X/ Yes        / /  No
________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / / Yes /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

______________________________________________________________________________

            South Dakota State Medical Holding Co.,  Inc dba DAKOTACARE
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 30, 2004            By: /s/ Bruce E. Hanson
                                    ___________________________________
                                    Bruce E. Hanson
                                    Vice President Finance/CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.